Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of September 4, 2020, by and between Color Star Technology Co., Ltd., a Cayman Islands company (the “Company”) and GPL Ventures LLC, a Delaware limited liability company (the “Purchaser”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement.

WHEREAS, the Purchaser desires to purchase from the Company, and the Company desires to sell and issue to the Purchaser up to 3,174,603 ordinary shares of the Company, $0.001 par value per share (“Ordinary Shares”), at a purchase price of $0.63 per share; and

WHEREAS, the Company desires to issue 31,746 Ordinary Shares to the Purchaser as additional consideration for the purchase of the Ordinary Shares hereunder.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises hereinafter set forth, the Company and the Purchaser hereby agree as follows:

1. Purchase, Sale and Issuance of Ordinary Shares.

1.1 Sale and Issuance of Ordinary Shares. Subject to the terms and conditions set forth in this Agreement, the Company agrees to sell and issue to the Purchaser a maximum of 3,174,603 Ordinary Shares (the “Shares”) at a price of $0.63 per Share, for an aggregate purchase price of $2,000,000 (the “Purchase Price”). It is the intention of the Company and the Purchaser that the Shares shall be issued in four (4) separate installments, with the first on September 8, 2020 (“First Installment”), followed by three (3) other installments three business days from the date Purchaser receives and clears shares from the previous installment (“Subsequent Installments”), in order to allow the Purchaser to evaluate the condition of the Company on each such date. Either Purchaser or Company has the right not to proceed with any Subsequent Installments, with or without cause by giving the other party notice. For the avoidance of doubt, the purchase price in any Subsequent Installments, if proceeded pursuant to this Agreement, shall not be lower than $0.52.

1.2 Form of Payment. The Purchaser shall deposit each installment, for a total of $2,000,000, into an escrow account (the “Escrow Account”), subject to the terms and conditions of that certain Escrow Agreement, of even date herewith, by and among the Company, the Purchaser, and the escrow agent set forth in the Escrow Agreement.

1.3 Closing. Subject to the satisfaction or waiver of the conditions set forth in Section 5, the purchase and sale of the Shares shall take place at a closing (the “Closing”) which shall take place remotely by the electronic exchange of documents and signatures commencing at 10:00 a.m. Eastern Time on the second business day from the date hereof, or such other time and place as the Company and the Purchaser may agree. At the Closing, subject to the terms and conditions hereof, the Company will provide to its transfer agent, Action Stock Transfer Corporation (the “Transfer Agent”) an irrevocable instruction letter (the “Instruction Letter”), instructing the Transfer Agent to deliver to the Purchaser, through DWAC or DRS to the applicable brokerage account registered in the name of the Purchaser, the Shares, against transfer of funds from the Escrow Account by wire transfer to an account designated by the Company. The sale and issuance of the Shares will be effected pursuant to the Registration Statement.

1.3 Deliveries at Closing.

(a) At the Closing, the Company shall deliver or cause to be delivered to the Purchaser:

(i) a copy of the final supplement prospectus complying with Rule 424(b) of the Securities Act to be filed with the SEC with respect to the Shares (the “Pro Supp”);

(ii) a copy of the Instruction Letter; and

(iii) a certificate of the Secretary of the Company, dated as of the Closing, (A) certifying the resolutions adopted by the Company’s board of directors or a duly authorized committee thereof approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Shares, (B) certifying the current versions of the Organizational Documents, and (C) certifying as to the signatures and authority of persons signing the Transaction Documents on behalf of the Company.

(b) Upon the Purchaser delivers or cause to be delivered to the Company $500,000 from the Escrow Account by wire transfer of immediately available funds to an account designated by the Company, the Shares due for the First Installment to the Purchaser shall be delivered by the Company to the designated account of the Purchaser. For each Subsequent Installment, upon the Purchaser delivers or cause to be delivered to the Company $500,000 from the Escrow Account by wire transfer of immediately available funds to an account designated by the Company, the Company shall cause the delivery and clearance of the Shares for each such installment due to the Purchaser.

1.4 Certain Adjustments. In the event that, between the date of this Agreement and a date upon which Shares are to be issued to and cleared by the Purchaser, any change in the Company’s outstanding Ordinary Shares shall occur as a result of any stock split, reverse stock split, stock dividend (including, without limitation, any dividend or distribution of Equity Interests convertible into or exchangeable for Ordinary Shares), recapitalization, reclassification, combination, exchange of shares or other similar event, and/or a material change in the price of the Shares as determined solely by the Purchaser, the Purchaser will be under no obligation to purchase any installments, and the Company and the Purchaser agree to equitably adjust the terms hereof to reflect such event and to provide for the same economic effect as contemplated by this Agreement prior to such event, as per Section 8.8; provided that nothing in this Section 1.4 shall be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to this Agreement.

1.5 Ownership Limitations. Notwithstanding the foregoing, unless the Purchaser delivers to the Company written notice at least sixty-one (61) days prior to the effective date of such notice that the provisions of this paragraph (the “Limitation on Ownership”) shall be adjusted to 9.99% with respect to the Purchaser, in no event shall the Company issue to the Purchaser, Shares to the extent that such conversion would result in the Purchaser and its affiliates together beneficially owning more than 4.99% of the then issued and outstanding shares of Ordinary Shares. For purposes hereof, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and Regulation 13D-G under the Exchange Act. Notwithstanding anything in this Agreement to the contrary, and in addition to the beneficial ownership limitations provided herein, the total sum of the number of Shares that may be issued under this Agreement, shall be limited to 9.99% of the Company’s outstanding Ordinary Shares as of the date hereof (the “Exchange Cap”). The Exchange Cap shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser as follows:

2.1 Organization; Standing; Power. The Company and each of its Subsidiaries (i) is an entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, and (ii) has the requisite power and authority to own and use its properties and assets and to carry on its business as now being conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not reasonably be expected to have a Company Material Adverse Effect.

2.2 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereunder and thereunder have been duly authorized by the board of directors of the Company and no other corporate proceedings or action on the part of the Company or the Company’s stockholders are necessary to approve this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereunder or thereunder. This Agreement and each other Transaction Document to which the Company is a party has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Purchaser, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by the Ownership Approval (as defined below), gaming Laws and applicable bankruptcy, insolvency, moratorium, reorganization, or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

2.3 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of 75,000,000 Ordinary Shares and no shares of preferred stock outstanding.

(b) Except as set forth in Section 2.3(a) and the Company’s SEC Reports, as defined under 2.11(c), (i) there are (A) no outstanding Equity Interests of the Company, (B) no Equity Interests of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities of the Company or such Subsidiary, as the case may be, or (C) no options or other rights to acquire from the Company or any Subsidiary, and no obligation of the Company or such Subsidiary to issue, any Equity Interests of the Company or such Subsidiary, as the case may be, and (ii) there are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Equity Interests of the Company or such Subsidiary.

(c) The issuance and sale of the Shares will not obligate the Company or any Subsidiary to issue any Equity Interest to any Person and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities.

(d) All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.

(e) There are no shareholders’ agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

2.4 Valid Issuance. The Shares are duly authorized and, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company, and will not have been issued in violation of the preemptive rights of any security holders of the Company arising as a matter of Law or under or pursuant to the Organizational Documents or any other material agreement or instrument to which the Company or any Subsidiary is a party or bound or by which any property or asset of the Company or any Subsidiary is bound or affected and that is attached as an exhibit to a report filed by the Company with the SEC (each a “Material Agreement”).

2.5 Legal Proceedings. There is no Action pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties which would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Subsidiary, nor, with respect to the Company or any Subsidiary, any current director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been and there is not pending or, to the knowledge of the Company, threatened, any investigation by the SEC involving the Company, any Subsidiary or any current director or officer of the Company. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act.

2.7 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for the sale of the Shares hereunder based upon arrangements made by or on behalf of the Company, other than stated on Schedule 2.7.

2.8 No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Shares and the consummation by it of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or violate any provision of the Company’s Organizational Documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Agreement, or (iii) conflict with or result in a violation of any Law or other restriction of any Governmental Authority to which the Company or a Subsidiary is subject (including, without limitation, federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of clause (ii) and (iii), such as would not reasonably be expected to have a Company Material Adverse Effect.

2.9 Subsidiaries. Except as set forth in the Company’s SEC Reports, the Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens. All of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

2.10 Filings, Consents and Approvals. The Company is not required to obtain any approval, consent, license, permit, waiver, authorization, franchise, certification, clearance, confirmation from or Order of, give any notice to, or make any filing or registration with (collectively, “Consent”), any Governmental Authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than such notifications or filings as are required to be made under the laws of the Cayman Islands.

2.11 Registration Statement; SEC Reports.

(a) The Registration Statement is effective under the Securities Act and no stop order preventing or suspending the effectiveness of the Registration Statement or suspending or preventing the use of the Base Prospectus has been issued by the Commission and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are threatened by the SEC. At the time the Registration Statement and any amendments thereto became effective, at the time the Base Prospectus or any amendment or supplement thereto was issued and at the Closing, the Registration Statement, the Base Prospectus, the Pro Supp complied in all material respects with the requirements of the Securities Act and did not contain any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including, without limitation, pursuant to Section 13(a) or 15(d) thereof, for the two (2) years preceding the date of determination (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) As of the date of this Agreement, the Company is eligible to use Form F-3 under the Securities Act.

2.12 Material Changes. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports, there has been no event, occurrence or development that has had or would reasonably be expected to have a Company Material Adverse Effect.

2.13 Listing and Maintenance Requirements. The Ordinary Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to terminate the registration of the Ordinary Shares under the Exchange Act nor has the Company received any written notification that the SEC is contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the date of determination, received written notice from Nasdaq to the effect that the Company is not in compliance with the Nasdaq listing or maintenance requirements. The Company is in compliance in all material respects with all such listing and maintenance requirements.

2.14 No Particular Holding Period. Notwithstanding anything in this Agreement or the other Transaction Documents to the contrary, the Company understands and acknowledges that the Purchaser has not been asked to agree, nor has the Purchaser agreed, to desist from purchasing or selling securities of the Company or to hold the Shares or any other Company securities for any specified term.

2.15 Regulatory Permits. The Company and the Subsidiaries possess all Consents and regulatory permits necessary to conduct the Company’s business operations under all applicable Laws, except where the failure to possess such Consents could not have or reasonably be expected to result in a Company Material Adverse Effect, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Consents or regulatory permits.

3. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company as follows:

3.1 Organization; Standing; Power. The Purchaser (i) is an entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, and (ii) has the requisite power and authority to own and use its properties and assets and to carry on its business as now being conducted. The Purchaser is not in violation or default of any of the provisions of its certificate or articles of incorporation, bylaws or other organizational or charter documents. The Purchaser is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Purchaser Material Adverse Effect.

3.2 Authority. The Purchaser has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereunder and thereunder have been duly authorized by the board of directors or similar governing body of the Purchaser and no other proceedings on the part of the Purchaser are necessary to approve this Agreement and the other Transaction Documents or to consummate the transactions contemplated hereunder or thereunder. This Agreement and each other Transaction Document to which the Purchaser is a party has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms (except to the extent that enforceability may be limited by the Ownership Approval, gaming Laws, applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

3.3 Legal Proceedings. There are no Actions pending by or against or, to the knowledge of the Purchaser, threatened against, the Purchaser that would materially impair the ability of the Purchaser to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

3.4 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with transactions contemplated hereunder based upon arrangements made by or on behalf of the Purchaser.

3.5 Purchase for Own Account. The Purchaser is acquiring the Shares for its own account and not with a view to or for distributing or reselling such Shares or any part thereof in violation of the Securities Act or any applicable state securities Law, has no present intention of distributing any of such Shares in violation of the Securities Act or any applicable state securities Law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Shares in violation of the Securities Act or any applicable state securities Law; provided that by making this or any other representation in this Agreement or the other Transaction Documents, the Purchaser does not agree to hold any of the Shares for any minimum period of time and reserves the right, subject to the terms of this Agreement and the other Transaction Documents, at all times, to sell or otherwise dispose of or transfer all or any of the Shares in compliance with applicable federal and state securities Laws.

3.6 Purchaser Status; Investment Experience. The Purchaser is an “accredited investor” within the meaning of Rule 501(a) under the Securities Act. The Purchaser is familiar with the business in which the Company is engaged, and based upon its knowledge and experience in financial and business matters, it is familiar with the investments of the type that it is undertaking to purchase; it is fully aware of the problems and risks involved in making an investment of this type; and it is capable of evaluating the merits and risks of this investment. The Purchaser can bear the economic risk of its investment in the Shares. The Purchaser acknowledges that, prior to executing this Agreement, it has reviewed the publicly available information about the Company and has had the opportunity to ask questions of and receive answers or obtain additional information from representatives of the Company concerning the financial and other affairs of the Company. Except for the representations and warranties expressly set forth in this Agreement, the Purchaser has independently evaluated the merits and risks of its decision to enter into this Agreement and disclaims reliance on any other such representations or warranties, either expressed or implied, by or on behalf of the Company.

4. Other Agreements.

4.1 Appropriate Actions. Subject to the terms and conditions of this Agreement, each of the Company and the Purchaser agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and assist the other party in doing, all things reasonably necessary, proper or advisable to obtain satisfaction of the conditions precedent to the consummation of the transactions contemplated herein.

4.2 Public Announcements. So long as this Agreement is in effect, neither the Company nor the Purchaser shall issue any press release or make any public statement with respect to the transactions contemplated hereunder without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable U.S. national securities exchange or a Governmental Authority to which the relevant party is subject, in which case the party hereto required to make the release or announcement shall use its reasonable best efforts to allow the other party hereto reasonable time to comment on such release or announcement in advance of such issuance. Each of the parties hereto may issue a press release announcing the execution and delivery of this Agreement; provided that, such press release shall not be issued prior to the approval of each party hereto.

4.3 Securities Law Filings. The Company shall timely file all forms, reports and documents required to be filed by each with the SEC in connection with the execution of this Agreement and the transactions contemplated hereunder. If applicable, the Company shall take such action as the Company shall reasonably determine is necessary to comply with applicable securities or “Blue Sky” laws of the states in which the Shares are sold to the Purchaser.

4.4 Right of Participation in Subsequent Offerings. From the date first written above until the date which is forty-five (45) days thereafter, the Company will not, (i) directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of any of its debt, equity or equity equivalent securities, including without limitation any debt, preferred shares or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Ordinary Shares (any such offer, sale, grant, disposition or announcement being referred to as a “Subsequent Offering”, excluding any Exempt Issuance as defined under Section 8.4 of this Agreement), or (ii) enter into any definitive agreement with regard to the foregoing, in each case unless the Company shall have first delivered to the Purchaser an irrevocable written notice (the “Offer Notice”) of any proposed or intended issuance or sale or exchange of the securities being offered (the “Offered Securities”) in a Subsequent Offering, which Offer Notice shall (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, and (y) offer to issue and sell to or exchange with the Purchasers at most 20% of the Offered Securities. The Purchase shall respond within two (2) business days if it intends to participate in the Subsequent Offering.

4.5 Most Favored Nation. From the date first written above until the date which is forty-five (45) days thereafter, the Company shall not enter into a Subsequent Offering, excluding any Exempt Issuance, with any individual or entity (an “Other Investor”) that provides a lower purchase price than the Purchase Price to such Other Investor.

5. Conditions to Closing.

5.1 Conditions Precedent to Obligations of the Parties. The obligation of the Purchaser to release funds from escrow at any time is subject to the Purchaser’s due diligence and confirmation that it is satisfied with the condition of the Company, including that on each installment.

(a) Company Representations and Warranties. Each representation and warranty of the Company set forth in Section 2, shall be true and correct as of the date of this Agreement and true and correct in all material respects (or, to the extent representations or warranties are qualified by materiality or Company Material Adverse Effect, in all respects) at and as of the date of the First Installment and Subsequent Installments, as applicable, as though made at and as of date of the First Installment and Subsequent Installments, respectively, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time).

(b) Performance of Obligations. The Company shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by the Company under this Agreement and the other Transaction Documents.

(c) No Injunctions. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that, in any case, prohibits or makes illegal the consummation of the issuance and sale of the Second Closing Shares.

(d) Required Approvals and Consents. All Required Approvals and Consents necessary for the consummation of the transaction contemplated hereunder shall have been obtained.

(e) Nasdaq Listing. The Ordinary Shares (i) shall continue to be listed on Nasdaq, and (ii) shall not have been suspended, as of the Second Closing, by the SEC or Nasdaq from trading on Nasdaq nor shall suspension by the SEC or Nasdaq have been threatened, either (A) in writing by the SEC or Nasdaq or (B) by falling below the minimum listing maintenance requirements of Nasdaq.

6. Termination. This Agreement may be terminated at any time prior to the Closing:

6.1 by mutual written consent of the Purchaser and the Company;

6.2 by either the Company, on the one hand, or the Purchaser, on the other hand, if any Governmental Authority shall have issued, prior to the Closing, an Order permanently restraining, enjoining or otherwise prohibiting, the consummation of the sale and issuance of the Shares, and such Order shall have become final and non-appealable, or any Law enacted or promulgated by any Governmental Authority is in effect that prevents or makes illegal the sale and issuance of the Shares; provided that the right to terminate this Agreement pursuant to this Section 6.2 shall not be available to a party hereto if the issuance of, or failure to resolve or have vacated or lifted, such Order was primarily due to a breach by such party of any of its covenants or agreements under this Agreement;

6.3 by the Purchaser, if: (i) there has been a breach by the Company of its representations, warranties or agreements contained in this Agreement or any other Transaction Document, in each case, such that any condition contained in Sections 5.1(a) or 5.1(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) the Purchaser shall have delivered to the Company written notice of such breach, and (iii) such breach is not capable of cure within five (5) days; provided that the Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 6.3 if the Purchaser is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

6.4 by the Company, if (i) there has been a breach by the Purchaser of its representations, warranties or agreements contained in this Agreement or any other Transaction Document, in each case, such that any condition for Closing contained in this Agreement is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to the Purchaser written notice of such breach, and (iii) such breach is not capable of cure within five (5) days; provided that the Company shall not be permitted to terminate this Agreement pursuant to this Section 6.4 if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

7. Effect of Termination. In the event of termination of this Agreement by either the Company or the Purchaser, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, this Agreement shall forthwith become void and have no further force and effect (other than Section 7 and Section 8, each of which shall survive termination of this Agreement); provided that nothing herein shall relieve any party from liabilities for damages incurred or suffered as a result of a willful and material breach of any representations, warranties, covenants or other agreements set forth in this Agreement prior to such termination.

8. Miscellaneous.

8.1 Survival. The representations and warranties of the Company and the agreements and covenants set forth in this Agreement shall survive the closing hereunder notwithstanding any due diligence investigation conducted by or on behalf of the Purchaser. The Company agrees to indemnify and hold harmless the Purchaser and all its officers, directors, employees and agents for loss or damage arising as a result of or related to any breach or alleged breach by the Company of any of its representations, warranties and covenants set forth in this Agreement or any of its covenants and obligations under this Agreement, including advancement of expenses as they are incurred.

8.2 Fees and Expenses. All fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

8.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, upon the first (1st) Business Day after such email is sent if written confirmation of receipt by email is obtained, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier if next Business Day delivery is requested, (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by United States registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party hereto to receive such notice:

If to the Company, addressed to it at:

Color Star Technology Co., Ltd.

800 3rd Ave, Suite 2800

New York, NY 10022

Attention: Biao Lu

E-mail:

If to the Purchaser, addressed to it at:

1 Penn Plaza, Suite 6196

New York, NY 10119

Attention: Cosmin Panait, Managing Partner

Email:

8.4 Certain Definitions. For the purposes of this Agreement, the term:

“Actions” means a suit, claim, action, proceeding, arbitration, mediation, inquiry, notice of violation or investigation.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Base Prospectus” means the final base prospectus filed with or for the Registration Statement.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated by applicable Law to close.

“Charter” means the Amended and Restated Memorandum of Association and Articles of Association of Color Star Technology Co., Ltd.

“Company Material Adverse Effect” means any change, event, condition, occurrence, state of facts, development or effect that, individually or in the aggregate, would reasonably be expected to have (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document or the Collaboration Agreement, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, (iii) a fluctuation in the price of the Company’s Ordinary Shares that seems material to the Purchaser, (iv) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document or the Collaboration Agreement.

“Control” (including the terms “controlling”, “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Equity Interests” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, warrant, right or security (including, without limitation, debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest or other instrument or right the value of which is based on any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) Ordinary Shares or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into shares of Ordinary Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities, (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (d) Ordinary Shares issued pursuant to an offering with the Company’s existing placement agent), and (e) standard warrants to purchase Ordinary Shares.

“Governmental Authority” means any arbitrator, governmental or regulatory authority, agency, court, commission or other governmental body (federal, state, county, local or foreign).

“Law” means any applicable national, provincial, state, municipal and local laws (including, without limitation, common law), statutes, ordinances, codes, decrees, rules, regulations or Orders of any Governmental Authority, in each case, having the force of law.

“Lien” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction

“Nasdaq” means the Nasdaq Stock Market, LLC.

“Order” means any judgment, order, ruling, decision, writ, injunction, decree or arbitration award of any Governmental Authority.

“Organizational Documents” means the Charter and bylaws.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group, including, without limitation, a Governmental Authority.

“Purchaser Material Adverse Effect” means any change, event, condition, occurrence, state of facts, development or effect that, individually or in the aggregate, could have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, or (ii) a material adverse effect on the Purchaser’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

“Registration Statement” means the Company’s Registration Statement on Form F-3 (File No. 333-2236616).

“Rule 144” means Rule 144 promulgated under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means any direct or indirect subsidiary of the Company and shall also include any direct or indirect subsidiary of the Company formed or acquired after the date of this Agreement.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Instruction Letter and all exhibits and schedules hereto and any other documents or agreements executed in connection with the transactions contemplated under this Agreement (but, for the avoidance of doubt, not the Registration Statement).

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTC Bulletin Board, the OTCQB or OTCQX (or any successors to any of the foregoing).

8.5 Headings. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.6 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.7 Entire Agreement. This Agreement, the other Transaction Documents and the Collaboration Agreement and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

8.8 Amendment. This Agreement may only be amended by the mutual written agreement of the Purchaser and the Company.

8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void.

8.10 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.11 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and all claims and causes of action based upon, arising out of or in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the United States District Court for the Southern District of New York and any appellate court from any thereof, in any proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by Law.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.12 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party hereto has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party hereto shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in ..PDF format or by facsimile shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

8.13 Specific Performance. Each party hereto hereby acknowledges and agrees that its failure to perform its agreements and covenants hereunder, including, without limitation, its failure to take all actions as are necessary on its part in accordance with the terms and conditions of this Agreement to consummate the transactions contemplated hereby, will cause irreparable injury to the other party hereto, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereto hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, without any requirement that a bond or other security be posted.

8.14 Replacement of Shares. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company and the Transfer Agent of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company and the Transfer Agent for any losses in connection therewith or, if required by the Transfer Agent, a bond in such form and amount as is required by the Transfer Agent. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement certificate or instrument. If a replacement certificate or instrument evidencing any Shares is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

8.15 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

8.16 Construction. The parties hereto agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. The preamble and recitals to this Agreement are hereby incorporated by reference into this Agreement.

[SIGNATURE PAGE FOLLOWS]

The parties have executed this Securities Purchase Agreement as of the date first written above.

COMPANY:

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao Lu
Name:	Biao Lu
Title:	Chief Executive Officer

PURCHASER:

GPL VENTURES LLC

By:	/s/ Cosmin Panait
Name:	Cosmin Panait
Title:	Managing Member